DAVIS LLP | LEGAL ADVISORS SINCE 1892

[redacted]

07027430

FROM THE OFFICE OF Donna L. Ornstein
DIRECT LINE 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 67952-00001

October 2, 2007

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

DAVIS LLP
Per:

Donna L. Ornstein
Paralegal
DLO/ct
Encs.

c.c. Paragon Minerals Corporation
Attention: Ms. Leslie Itterman

Date: October 2, 2007

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	September 13, 2007 September 18, 2007
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	September 13, 2007 September 18, 2007
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	N/A
	(i) Promotional Investor Relations and Market-Making Activities	
	(ii) Dividend/Distribution Declaration	
	(iii) Private Placement	
	(iv) Warrant Amendments	
	(v) Shares for Debt	
	(vi) Short Form Offering	
	(vii) Acquisitions/Dispositions	
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	
	(ix) Name Change without Consolidation or Split	
	(x) Name Change and Consolidation/Split	
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-11** **September 13, 2007**

Paragon Begins Drilling on the JBP Linear Project

- Second parallel gold trend outlined by geophysical survey -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to announce that the Company has commenced a 1500-metre diamond drill program on the Company's 100%-owned JBP Linear Project located near Gander, Newfoundland. The JBP Linear property represents an emerging gold belt in central Newfoundland with previous drill intercepts of *11.70 g/t gold over 3.40 metres (HP-04-03); 8.73 g/t gold over 2.10 metres (HP-04-04); 9.79 g/t gold over 1.15 metres (HP-05-15) and 1.02 g/t gold over 44.45 metres (HP-04-01) and quartz float surface samples of up to 768 g/t gold.*

Exploration work completed to date on the JBP Linear property has clearly established the association of gold mineralization at the H-Pond Prospect with a distinct Induced Polarization (IP) geophysical signature. Results from a previous IP orientation survey indicate that subtle IP chargeability highs can be very effective in locating gold mineralization within distinct IP resistivity lows, the latter marking the surrounding carbonate-sericite alteration to the mineralization.

In July, the Company completed an IP survey to better define drill targets in the area between the H-Pond and Pocket Ponds Prospects (located three kilometres apart). Results of the survey indicate a favorable IP geophysical trend between the two gold prospects and a new parallel trend, the West Pocket Pond Linear, located approximately 500 metres to the west of the H-Pond Linear trend. Prospecting along the West Pocket Pond Linear trend has returned quartz float grab samples of up to 252 g/t gold. The proposed drill program is targeting the highest priority targets along these two trends.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael Vande Guchte
President & CEO

Work on Paragon's gold projects is supervised by Qualified Person Steve House, B.Sc., P.Geo.

Forward-Looking Statements:
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Forward-looking statements in this document include statements regarding future exploration programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future

performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-12 September 18, 2007**

Paragon Intersects Massive Sulphides at South Tally Pond VMS Project

- *Drilling intersects 5.05 metres of 7.49% zinc, 0.77% copper, 40.29 g/t silver and 1.21 g/t gold* -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to announce that it has intersected massive sulphide mineralization at the Lemarchant Prospect with grades of up to 7.49% zinc, 0.77% copper, 40.29 g/t silver and 1.21 g/t gold over 5.05 metres (true width), 130 metres down dip of historical drilling. The drill hole also intersected a new mineralized felsic sequence located beneath a fault structure and represents a new, highly prospective massive sulphide horizon that is open to depth and along strike.

The South Tally Pond property is located in the same volcanic belt and has strong similarities to the rocks that host the producing Duck Pond Mine (4.1 tonnes of 3.29% Cu, 5.68% Zn, 59.3g/t Ag and 0.86 g/t Au), located 15 kilometres to the northeast. Paragon has a significant, large land position covering 28,700 hectares immediately southwest of the Duck Pond Mine. The project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Drillhole LM07-13, the first of three drill holes to be completed as part of an initial 1,000-metre drill program, intersected the Upper Lemarchant Felsic Block (Upper Block) and the newly discovered Lower Lemarchant Felsic Block (Lower Block) (see attached diagram). The Upper and Lower Blocks are interpreted to be separated by a shallow, west dipping fault zone termed the Lemarchant Fault Zone. The Upper Block mineralization is characterized by stringer to semi-massive, to local (less than 1 metre) massive base metal sulphide intervals within the upper 10 metres of a broad 67 metres wide mineralized zone of disseminated to stringer pyrite and base metal sulphide mineralization. The Lower Block mineralization is characterized by disseminated, stringer to locally semi-massive pyrite and pyrrhotite mineralization over a 109 metre interval. Assay results from the Lower Block are pending.

Drillhole LM 07-13 was completed to a depth of 599 metres and intersected two significant, mineralized sequences, the Upper and Lower Lemarchant Felsic Blocks. Results from the Upper Block mineralization are shown below.

Hole	From (m)	To (m)	Interval (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
LM07-13	**164.50**	**200.70**	**36.20**	**0.33**	**0.02**	**1.46**	**7.00**	**0.20**
	including							
	164.50	**169.55**	**5.05**	**0.77**	**0.07**	**7.49**	**40.29**	**1.21**
	164.50	**167.30**	**2.80**	**0.92**	**0.11**	**10.86**	**63.43**	**2.02**
	165.20	169.55	4.35	0.89	0.08	8.69	42.48	0.40
	175.00	176.50	1.50	0.04	0.11	4.96	4.87	0.05
	184.70	186.00	1.30	2.39	0.03	4.04	11.73	0.01

"The discovery of the mineralized felsic stratigraphy below the Lemarchant fault has really opened up the potential of the Lemarchant base metal prospect. In the Upper Felsic Block, we see a higher grade mineralization than previously intersected and this upper zone has excellent lateral potential. With the discovery of the Lower Felsic Block we are seeing the down dip continuity of the mineralized horizon which is open along strike and down-dip" said Mike Vande Guchte, President & CEO of Paragon Minerals Corporation.

The Company is currently completing a second drill hole located 100 metres to the north (along strike) of the initial LM07-13 drill hole.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill hole LM07-13 and will be reported in a subsequent news release. All control samples conformed to the accepted contained grades of base and precious metals.

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

END

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver, BC CANADA V6C 2V6